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                                                                  Exhibit (k)(7)

                           HIGHLAND FLOATING RATE FUND
                      HIGHLAND FLOATING RATE ADVANTAGE FUND

                          RULE 12B-1 DISTRIBUTION PLAN

Highland Floating Rate Fund and Highland Floating Rate Advantage Fund (each, a "Fund" and together, the "Funds"), acting severally, adopts as of August 3, 1999, as amended and restated on June 19, 2001, July 1, 2002, November 4, 2002, November 1, 2003, September 30, 2004, and March 4, 2005, the following distribution plan (the "Plan") pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), for the purpose of providing personal service and/or the maintenance of shareholder accounts and to facilitate the distribution of shares of the Fund.

I.   Plan Applying To Class A, B and C Shares

Each Fund, having Class A, B and C Shares, shall pay a service fee at the annual rate not exceeding 0.25% of the net assets of its Class A, B and C Shares, and a distribution fee at the annual rate not exceeding 0.10% of the average daily net assets of its Class A Shares, not exceeding .45% of the average daily net assets of its Class B share and 0.60% of the average daily net assets of its C Shares.

II.  Payments of Fees under the Plan

Each Fund shall make all payments of service and distribution fees under this plan to PFPC Distributors, Inc. ("PFPC") monthly, on the 20th day of each month or, if such day is not a business day, on the next business day thereafter. Each Fund shall not pay, nor shall PFPC be entitled to receive, any amount under this Plan if such payment would result in PFPC receiving amounts in excess of those permitted by applicable law or by rules of the National Association of Securities Dealers, Inc.

III. Use of Fees

PFPC may pay part or all of the service and distribution fees it receives from the Funds as commissions to financial service firms that sell Fund Shares or as reimbursements to financial service firms or other entities that provide shareholder services to record or beneficial owners of shares (including third-party administrators of qualified plans). This provision does not obligate PFPC to make any such payments nor limit the use that PFPC may make of the fees it receives.

IV.  Reporting

PFPC shall provide to the Funds' Trustees, and the Trustees shall review, at least quarterly, reports setting forth all Plan expenditures, and the purposes for those expenditures. Amounts payable under this paragraph are subject to any limitations on such amounts prescribed by applicable laws or rules.

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V.   Other Payments Authorized

Payments by the Funds or PFPC and its affiliates other than as set forth in
Section I which may be indirect financing of distribution costs are authorized by this Plan.

VI.  Continuation; Amendment; Termination

This Plan shall continue in effect with respect to a Class of Shares only so long as specifically approved for that Class at least annually as provided in the Rule. The Plan may not be amended to increase materially the service fee or distribution fee with respect to a Class of Shares without such shareholder approval as is required by the Rule and any applicable orders of the Securities and Exchange Commission, and all material amendments of the Plan must be approved in the manner described in the Rule. The Plan may be terminated with respect to any Class of Shares at any time as provided in the Rule without payment of any penalty. The continuance of the Plan shall be effective only if the selection and nomination of each Fund's Trustees who are not interested persons (as defined under the Act) of the Fund or PFPC is effected by such non-interested Trustees as required by the Rule.